ELECTRONIC DATA SYSTEMS CORPORATION

EDS 401(K) PLAN

(FORMERLY KNOWN AS THE EDS DEFERRED COMPENSATION PLAN)

FORM 11-K

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004

FILED PURSUANT TO
SECTION 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

             X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

            ___      TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES

                        EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11779

EDS 401(K) PLAN

(Full title of the plan)

Electronic Data Systems Corporation

5400 Legacy Drive

            Plano, Texas  75024-3105

(Name of issuer of the securities held pursuant to

the plan and the address of its principal

executive offices)

Registrant's telephone number, including area code:   (972) 604-6000

            Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                                                                    Scot McDonald, Controller

                                                                                    Electronic Data Systems Corporation

                                                                                    5400 Legacy Drive

                                                                                    Plano, Texas  75024-3105

EDS 401(K) PLAN

FINANCIAL STATEMENTS AND EXHIBIT

Table of Contents

                                                                                                                                                          Page

(a)	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
	Report of Independent Registered Public Accounting Firm	4
	Basic Financial Statements:
	Statements of Net Assets Available for Benefits - December 31, 2004 and 2003	5
	Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2004 and 2003	6
	Notes to Financial Statements	7
	Supplemental Schedules:
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2004	17
	Schedule H, Line 4a - Schedule of Delinquent Participant Contributions Year ended December 31, 2004	18
	Other Schedules:
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

(b)	EXHIBIT
	Exhibit 23 - Consent of Independent Registered Public Accounting Firm	19

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDS 401(K) PLAN

(Name of plan)

Electronic Data Systems Corporation

Plan Administrator

Date:     June 29, 2005                                                                 By: /S/ SCOT MCDONALD
                                                                                                          Scot McDonald, Controller

Report of Independent Registered Public Accounting Firm

The Trustee
EDS 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the EDS 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
June 27, 2005

EDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Investments (notes 5 and 9):
Plan interest in EDS Defined Contribution Plans Master Trust (note 4)	$3,013,376,670	2,852,719,631
Loan Fund	64,398,077	60,322,128
Total investments	3,077,774,747	2,913,041,759
Contributions receivable	2,593,089	2,774,479
Net assets available for benefits	$3,080,367,836	2,915,816,238

See accompanying notes to financial statements.

EDS 401(k) PLAN
 Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Plan interest in EDS Defined Contribution Plans Master Trust investment income (note 4)	$ 239,583,662	517,521,364
Interest from participant loans	3,388,119	3,619,636
Total investment income	242,971,781	521,141,000

Employee contributions	255,553,598	258,990,393
Employer contributions	41,885,216	51,607,788
Net assets transferred from other plans	9,745,487	271,599,142
Total additions	550,156,082	1,103,338,323

Deductions from net assets attributed to:
Benefits paid and withdrawals	(380,828,496)	(150,461,282)
Administrative expenses	(4,775,988)	(4,098,463)
Net increase	164,551,598	948,778,578
Net assets available for benefits, beginning of year	2,915,816,238	1,967,037,660
Net assets available for benefits, end of year	$3,080,367,836	2,915,816,238

See accompanying notes to financial statements.

EDS 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

The EDS 401(k) Plan (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS," "the Company," and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries, that participate in the Plan. The Benefits Administration Committee of EDS is the Plan Administrator, State Street Bank and Trust Co. is the Trustee for the Plan, and Hewitt Associates LLC is the Record Keeper. The following description of the Plan reflects all Plan amendments as of December 31, 2004 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

(a)	General

The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

For financial statement purposes, the fair values of assets transferred from or to other plans are reflected as of the dates of transfer.

Investment fund options for the participants consist of 17 customized investment funds. The underlying assets of 14 of these funds are managed by the Vanguard Group of Investment Companies. The underlying assets of the EDS Small-Cap Value Fund and the EDS International Value Fund are managed by Grantham Mayo Otterloo (GMO) and the EDS Stock Fund is managed by CitiStreet. In addition to the 17 customized funds, the Plan also provides a self-directed brokerage account managed by Hewitt Financial Services. The Plan's Investment Committee is responsible for selecting the investment funds available for employee-directed investments. The Plan is part of the EDS Defined Contribution Plans Master Trust (the Master Trust).

The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code (IRC), as amended. The Plan is subject to the provisions of Section 404(c) of ERISA. The Plan was created to provide additional incentive and retirement security for eligible employees.

Through its investment in the Master Trust, the Plan allows for 17 customized investment funds, 16 of which allow for participant direction of investment:

* * * *

The EDS Income Fund, which is a fixed income fund managed by Vanguard;

EDS Stock Fund, which consists of EDS common stock;

The EDS Bond Market Index Fund, the underlying asset of which is the Vanguard Institutional Total Bond Market Index Fund, a bond mutual fund;

The EDS Large-Cap Stock Index Fund, the underlying asset of which is the Vanguard Employee Benefit Index Fund, an index fund based on the Standard & Poor's 500 Composite Stock Price Index;

7                                                                       (Continued)

* * * * * * * * * * * * *

The EDS Small-Cap Stock Index Fund, the underlying asset of which is the Vanguard Extended Market Index Fund, an index fund based on Wilshire 4500 Index;

The EDS International Stock Index Fund, the underlying asset of which is the Vanguard Total International Stock Fund, a composite fund comprised of stock mutual funds investing in foreign companies;

The EDS Inflation Protected Bond Fund, the underlying asset of which is the Vanguard Inflation-Protected Securities Fund, a fund of bonds and inflation-indexed securities;

The EDS Long-Term Bond Fund, the underlying asset of which is the Vanguard Long-Term Corporate Fund, a long-term bond fund;

The EDS Large-Cap Value Fund, the underlying asset of which is the Vanguard Windsor II Fund, a value stock mutual fund;

The EDS Large-Cap Growth Fund, the underlying asset of which is the Vanguard U. S. Growth Fund, a growth stock mutual fund;

The EDS Small-Cap Value Fund, the underlying asset of which is the GMO Small-Cap Value Fund, a value stock mutual fund;

The EDS Small-Cap Growth Fund, the underlying asset of which is the Vanguard Explorer Fund, an aggressive growth stock fund;

The EDS International Value Fund, the underlying asset of which is the GMO International Intrinsic Value Fund, a value stock mutual fund investing in foreign companies;

The EDS International Growth Fund, the underlying asset of which is the Vanguard International Growth Fund, a growth stock mutual fund investing in foreign companies;

The EDS Conservative Portfolio, a conservative mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund, the EDS Bond Market Index Fund and the EDS Income Fund;

The EDS Moderate Portfolio, a moderate mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund; and

The EDS Aggressive Portfolio, a more aggressive mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund.

Fees for recordkeeping and trustee services are paid out of Plan assets.

8                                                                       (Continued)

(b)	Contributions

Each year, contributions to the Plan are made on a pre-tax basis. Participants could elect to defer between 1% and 40% in 2004 and 2003. Contributions to the Plan are subject to: (1) a maximum annual contribution of $13,000 and $12,000 in 2004 and 2003, respectively; (2) a maximum annual eligible compensation of $200,000 in 2004 and 2003, and (3) IRS limitations imposed to ensure that highly compensated employees do not defer a disproportionate higher percentage of compensation than the nonhighly compensated portion of the population. The total annual additions to a participant's individual account may not exceed the lesser of $40,000 or 100% of the participant's total compensation as defined in the Plan during 2004 and 2003. If the participant is enrolled in other Company employee benefit plans sponsored by the Company, the annual additions are subject to other limitation tests.

A participant may elect to change his/her designated percentage of compensation deferred.

The Company matches 25% of employee contributions up to 6% of an employee's salary. The matching contributions are made in EDS stock which is restricted from trade for two years, based on the trade date (see note 9).

Participants in the Plan and the Electronic Data Systems Corporation Retirement Plan (EDS Retirement Plan) are eligible to make a PPA Choice Allocation election. The PPA Choice Allocation allows a participant to direct that up to 33% of their monthly retirement plan credits from the EDS Retirement Plan be contributed into the EDS 401(k) Plan. These contributions are made by EDS on behalf of the employees, are included within the employer's contributions in the accompanying statement of changes in net assets available for benefits, and are invested in accordance with the investment elections made by the individual employees.

(c)	Withdrawals

Withdrawals may be made from the Plan in certain circumstances. Hardship withdrawals may be made once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator. A participant may then withdraw an amount equal to but not in excess of the expense of the hardship in accordance with requirements of the IRC. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other Plan requirements for withdrawal. In addition, participants age 59½ or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

(d)	Participant's Individual Account

The participant's individual account is credited with the salary deferral, rollover and Employer contributions and the amounts of participant earnings or losses based upon the participant's pro-rata mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

The participant determines the percentage of the investment contributed to one or more of the investment funds, as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

9                                                                       (Continued)

(e)	Vesting

Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service and in 20% increments for each year of service thereafter until fully vested. PPA Choice Allocations vest after five years of service.  Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2004 and 2003, total forfeitures used to offset Company contributions were $1,868,135 and $2,282,240, respectively.

(f)	Payment of Benefits

On separation of service, age 59½, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account. Eligible participants may elect distribution in the form of a 50% or 100% joint and survivor nontransferable annuity contract purchased on his/her behalf from an insurance company or a single life annuity contract purchased on his/her behalf from an insurance company. Other eligible participant distribution options include a lump‑sum cash distribution, EDS whole stock certificates (for any amount so invested) or periodic payments in monthly, quarterly, or semi-annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

(g)	Loans (Loan Fund)

Upon written application of a participant, the Plan Administrator may direct the Trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon termination of employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates from service with the Company, the amount outstanding will be reported to the Internal Revenue Service as income to the participant for that calendar year. The Plan allows no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any Plan year. The interest rate on loans is based on the published prime rate on the 15th day of the month prior to each participant's application. Interest rates on loans outstanding at December 31, 2004 and 2003 ranged from 4.0% to 12.0% and 5.0% to 9.9%, respectively.

(h)	Net Assets Transferred From Other Plans

Net assets transferred from other plans during the year ended December 31, 2004 include the fair value of assets transferred from the Wendover Funding, Inc. Savings Plus Plan as of the date of transfer in the amount of $2 million. Net assets transferred from other plans during the year ended December 31, 2003 include the fair value of assets transferred from the Unigraphics Solutions, Inc. 401(k) Plan and the A.T. Kearney, Inc. Profit Sharing and 401(k) Retirement Plan as of the date of transfer in the amount of $172 million and $91 million, respectively. The remaining activity is comprised of participant rollovers from other plans.

10                                                                       (Continued)

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Investments

The Plan holds an undivided investment in the Master Trust (see note 4). Investments in the Master Trust are stated at fair value based on quoted market prices except for its investment contracts with insurance companies, which are stated at contract value, and approximates fair value. The average cost method is used to calculate gains and losses on the sale of investments. Purchases and sales of investments are recorded on a trade-date basis. Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value.

(c)	Investment Income

Income from investments is recorded as it is earned or incurred. Dividends are recorded on the ex-dividend date.

(d)	Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(f)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(3)	Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of the Company's board of directors subject to the provisions of ERISA.

11                                                                       (Continued)

(4)	Interest in EDS Defined Contribution Plans Master Trust

Substantially all of the Plan's investments are in the Master Trust, which was established on May 15, 2002 for the investment of assets of the Plan. The assets of the Master Trust are held by State Street Bank and Trust Company (Trustee). At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 99.98% and 99.89%, respectively. The Plan began participating in the Master Trust effective May 15, 2002. Investment income or loss related to the Master Trust is allocated to the individual participating plans based upon earnings or losses and dividends received from assets held in the respective funds underlying the Master Trust. Investment management fees vary by fund, whereas administrative costs are applied proportionately to all funds. The expense ratios for the EDS Conservative Portfolio, EDS Moderate Portfolio, and EDS Aggressive Portfolio are weighted averages of the fees for the component funds.

The following table presents the fair values of investments by significant investment type for the Master Trust at December 31, 2004 and 2003:

	2004	2003
Investments at fair value:
Income Fund, primarily at contract value, which approximates fair value	$ 445,714,256	465,387,130
Cash equivalents	4,029,026	4,425,452
Investments in stocks, at quoted market prices	305,989,462	315,529,799
Investments in mutual funds, at quoted market prices	2,209,439,995	2,036,949,574
Investment in self-directed brokerage accounts, at fair value:
Cash equivalents	4,743,575	3,722,349
Mutual funds	44,121,684	29,785,398
Investments, excluding loan fund	3,014,037,998	2,855,799,702
Loan Fund, at unpaid principal balance, which approximates fair value	64,401,995	60,391,435
Total investments	$3,078,439,993	2,916,191,137

Investment income for the Master Trust is as follows:

	Year ended December 31,
	2004	2003
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common stock	$ (59,172,251)	(51,106,891)
Mutual funds	256,241,488	518,233,588
Interest	21,699,703	23,358,354
Dividends	21,170,347	20,572,349
Net realized gain from self-directed brokerage accounts	7,686,047	10,595,258
Total investment income	$ 247,625,334	521,652,658

12                                                                       (Continued)

(5)	Investments

The EDS Income Fund invests in managed structured investment contracts. Under these arrangements, the Plan enters into a benefit-responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and interest. The crediting rate of interest at December 31, 2004 and 2003 ranged from 1.93% to 7.16% and 0.98% to 6.65%, respectively. The average yield at December 31, 2004 and 2003 was 4.23% and 4.20%, respectively. There were no contracts entered into with interest rates less than zero and no valuation allowance was recorded against any of the investment contracts.

(6)	Related-Party Transactions

As stated in note 1, the EDS Stock Fund consists of EDS common stock. Administrative expenses consist primarily of fees paid to the Trustee and Record Keeper.

(7)	Nonexempt Transactions

During the year ended December 31, 2004, the Company failed to remit $76,923 of participant contributions to the Plan within the time permitted by the Department of Labor, thus constituting a lending of such moneys to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in the supplemental schedules. The Company has calculated the interest on the contributions owed to the Plan, which will be allocated to the affected participants' accounts.

(8)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The operation of the Plan and related trust have been in substantial compliance with IRS and DOL rules and regulations, allowing for the correction of administrative errors through voluntary corrections pursuant to the IRS' Employee Plans Compliance Resolution System (EPCRS).

13                                                                       (Continued)

(9)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan's undivided interest in the EDS Stock Fund, a nonparticipant-directed investment, are set out below. At such time that the EDS stock contributions made in-kind as the Employer match are no longer subject to any restrictions, the participant then directs the investment of such investments. The Employer made in-kind contributions are restricted for a period of two years (except for participants who have reached age 55 and have 10 years of service).

	Year ended December 31,
	2004	2003
Net assets - beginning of year	$ 119,085,117	55,051,133
Changes in net assets:
Contributions	41,606,674	44,190,290
Dividends	2,141,362	2,409,183
Net appreciation (depreciation)	(2,810,386)	27,593,362
Benefits paid to participants	(9,163,659)	(3,304,747)
Expenses	(2,876)	(3,469)
Transfers to participant-directed investments	(10,221,769)	(6,850,635)
Net assets - end of year	$ 140,634,463	119,085,117

(10)	Contingencies

Five purported class action suits were filed on behalf of participants in the Plan against the Company, certain of its current and former officers and, in some cases, its directors, alleging the defendants breached their fiduciary duties under ERISA and made misrepresentations to the class regarding the value of the Company's common stock. The Company's motions to centralize such cases, along with other purported shareholder class action suits against the Company, in the U.S. District Court for the Eastern District of Texas have been granted.

Representatives of two committees responsible for administering the EDS 401(k) Plan notified the Company of their demand for payment of amounts they believe are owing to Plan participants under Section 12(a)(1) of the Securities Act of 1933 (the Securities Act) as a result of an alleged failure to register certain shares of EDS common stock sold pursuant to the Plan during a period of approximately one year ending on November 18, 2002. The committee representatives have asserted that Plan participants to whom shares were sold during the applicable period are entitled to receive a return of the amounts paid for the shares, plus interest less any income received, upon tender of the shares to EDS. The Company has stated it believes it can assert arguments and defenses that could significantly reduce or eliminate any liability. However, some of the legal principles involved in these arguments and defenses are subject to significant uncertainties.

On July 7, 2003, the lead plaintiffs in the consolidated ERISA action and the lead plaintiff in a consolidated securities action related to the Company each filed a consolidated class action complaint. The consolidated complaint in the ERISA action alleges violation of fiduciary duties under ERISA by some or all of the defendants and violation of Section 12(a)(1) of the Securities Act by selling unregistered EDS shares to Plan participants. The named defendants are the Company and, with respect to the ERISA claims, certain current and former officers of the Company, members of the Compensation and Benefits Committee of its Board of Directors, and certain current and former members of the two committees responsible for administering the Plan. The Company's motions to dismiss

14                                                                       (Continued)

the consolidated securities action and the consolidated ERISA action were denied by the U.S. District Court for the Eastern District of Texas in February 2004.

On November 8, 2004, the U.S. District Court for the Eastern District of Texas certified a class in the ERISA action on certain of the allegations of breach of fiduciary duty, of all participants in the EDS 401(k) Plan and their beneficiaries, excluding defendants, for whose accounts the plan made or maintained investments in EDS stock through the EDS Stock Fund between September 7, 1999 and October 9, 2002. Also on November 8, 2004, the U.S. District Court for the Eastern District of Texas certified a class in the ERISA action on the allegations of violation of Section 12(a)(1) of the Securities Act of all participants in the Plan and their beneficiaries, excluding the defendants, for whose accounts the Plan purchased EDS stock through the EDS Stock Fund between October 20, 2001 and November 18, 2002. The Company filed a petition to the U.S. Fifth Circuit Court of Appeal on November 23, 2004 requesting that the Court hear and reverse the trial court's class certification order as to the class certified in the ERISA action. On December 29, 2004, the Fifth Circuit Court of Appeal granted the Company's petition to appeal the class certification order from the District Court. That court also granted the Company's motion to expedite the appeal, and oral arguments were heard on the appeal on April 5, 2005.  A trial commencement date of September 26, 2005, had been established for this action.

On May 5, 2005, the Company reached an agreement with the class representatives in the ERISA action to settle that action, subject to final approval of the settlement by an independent fiduciary and the U.S. District Court for the Eastern District of Texas and the receipt of certain assurances from the Department of Labor, and filed a joint motion to stay the proceedings with the District Court pending such approvals, which motion has been granted. A motion to stay the Fifth Circuit appeal has also been granted. Under the terms of the settlement, a cash payment of $16.5 million would be paid entirely by one of the Company's insurers. In addition, the Company would continue to make the matching contribution under the Plan through 2006 and make certain design changes to the Plan. The District Court has not yet granted Preliminary Approval of the Settlement Agreement.

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per financial
statements	$ 3,080,367,836	2,915,816,238
Amounts allocated to participants as deemed distributions	(687,221)	--
Net assets available for benefits per Form 5500	$ 3,079,680,615	2,915,816,238

The following is a reconciliation of the changes in net assets available for benefits per the financial statements for the year ended December 31, 2004 to Form 5500:

Total deductions from net assets attributed to benefits paid and withdrawals per financial statements	$ 380,828,496
Plus amounts allocated to participants as deemed distributions at December 31, 2004	687,221
Total expenses per Form 5500	$ 381,515,717

EDS 401(k) PLAN
 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Party	Maturity Date	Rate of Interest	Number of Shares or Units	Current/ Contract Value
Loan Fund*	--	4.00% to 12.00%	--	$ 64,398,077

*Party in interest

See accompanying report of independent registered public accounting firm.

EDS 401(k) PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year ended December 31, 2004

Participant contributions transferred late to plan	Total that constitute no exempt prohibited transactions
$76,923	$76,923

See accompanying report of independent registered public accounting firm.